November 2, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Celeste Murphy Daniel Crawford David Burton Al Pavot

Re:	IO Biotech, Inc. Registration Statement on Form S-1 File No. 333-260301

Acceleration Request
Requested Date: November 4, 2021
Requested Time: 3:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IO Biotech, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-260301 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 3:00 P.M., Eastern Time, on November 4, 2021, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Istvan A. Hajdu of Sidley Austin LLP at (212) 839-5651.

Very truly yours,

/s/ Mai-Britt Zocca Mai-Britt Zocca
Chief Executive Officer
IO Biotech, Inc.

cc:	Keith Vendola, IO Biotech, Inc.

Frank F. Rahmani, Sidley Austin LLP

Istvan A. Hajdu, Sidley Austin LLP

Nick D. DeAngelis, Sidley Austin LLP

Nathan Ajiashvili, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP